July 29, 2019

Jennifer R. Kneale
Chief Financial Officer
Targa Resources Corp.
811 Louisiana St.
Suite 2100
Houston, TX 77002

       Re: Targa Resources Corp.
           Form 10-K for the Year Ended December 31, 2018
           Filed March 1, 2019
           File No. 001-34991
           Targa Resources Partners LP
           Form 10-K for the Year Ended December 31, 2018
           Filed March 1, 2019
           File No. 001-33303

Dear Ms. Kneale:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products